UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 18, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 18 July 2023 entitled ‘Update on Co-Control Partnership for Vantage Towers’.

18 July 2023

Update on Co-Control Partnership for Vantage Towers

Further to the announcement of a co-control partnership for Vantage Towers on 9 November 2022, Vodafone Group Plc ("Vodafone") announces that, based on commitments secured by the consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (together the "Consortium"), Vodafone will receive further proceeds of €500 million, taking total net proceeds to €5.4 billion and the Consortium's ownership in Oak Holdings GmbH ("Oak Holdings") to 40%.

Vodafone has agreed with the Consortium a further 6 month window to acquire additional shares in Oak Holdings at the same price, up to a maximum of 50% ownership, by the end of 2023. Vodafone's 12 month option to pursue a sell-down to a 50% ownership stake in Oak Holdings outside of lock-up provisions and other restrictions will now commence on 1 January 2024.1

- ends -

For more information, please contact:

Investor Relations	Media Relations
investors.vodafone.com	vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is the largest pan-European and African telecoms company. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 46 more and are also a world leader in the Internet of Things (IoT), connecting over 160 million devices and platforms. With Vodacom Financial Services and M-Pesa, we have the largest financial technology platform in Africa, serving more than 56 million people across six countries.

We are committed to reducing our environmental impact to reach net zero emissions by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

Notes to announcement

1.	Except as disclosed, there has been no significant change affecting any matter contained in the earlier notification and no other significant new matter has arisen which would have been required to be mentioned in that earlier notification if it had arisen at the time of the preparation of that notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 18, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary